

December 22, 2009

Chengyu Fu
Chairman, Executive Director and
Chief Executive Officer
CNOOC Ltd.
65th Floor, Bank of China Tower
1 Garden Road, Central
Hong Kong

> **Re:** **CNOOC Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 8, 2009**
> **Response Letter Dated October 13, 2009**
> **Response Letter Dated December 18, 2009**
> **File No. 001-14966**

Dear Mr. Fu:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief